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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 4)

NEON Systems, Inc.
(Name of Subject Company)

NEON Systems, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par Value $0.01 Per Share

(Title of Class of Securities)

640509105
(CUSIP Number of Class of Securities)

Brian D. Helman
Chief Financial Officer
14100 Southwest Freeway, Suite 500
Sugar Land, Texas 77478
(281) 491-4200

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, Texas 78759
(512) 338-5400

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this amendment is to amend and supplement Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NEON Systems, Inc., on December 29, 2005, as amended to date.

Item 8.    Additional Information.

        Item 8 of the Statement, entitled "Additional Information," is hereby amended and supplemented as follows:

        "The Offer. The Offer expired at 12:00 midnight, New York City time, on Friday, January 27, 2006. The Offeror was advised by American Stock Transfer & Trust Company, the depositary for the Offer (the "Depositary"), that approximately 8,684,979 Shares (including 36,549 Shares that were tendered pursuant to guaranteed delivery procedures), representing approximately 90.8% of all issued and outstanding Shares, were validly tendered and not withdrawn prior to the expiration of the Offer. Accordingly, on Monday, January 30, 2006, the Purchaser announced that it had accepted for purchase and payment all such Shares that were validly tendered and not withdrawn prior to the expiration of the Offer. The Purchaser notified the Depositary to pay promptly for the tendered and accepted Shares.

        The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the DGCL, Offeror will merge with and into the Company, and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by Progress, the Offeror, the Company or any of their respective subsidiaries or by stockholders, if any, who properly exercise their dissenters' rights under the DGCL). Following the effective time of the Merger, the Company will continue as a wholly owned subsidiary of Progress. As a result of the acceptance of the Shares that were validly tendered and not withdrawn, Offeror may consummate the Merger as a short-form merger, as described in this Item 8.

        The Company Board of Directors.    On December 19, 2005, in connection with the execution of the Merger Agreement and contingent and effective upon the Appointment Time, Mark Cresswell, Loretta Cross, George H. Ellis and William W. Wilson III resigned as members of the Company's Board of Directors. In connection with the approval of the Offer, the Merger and the Merger Agreement, and contingent and effective upon the Appointment Time, the Board of Directors elected Roger J. Heinen, Jr., Michael L. Mark, Richard D. Reidy and Norman R. Robertson to the Board of Directors as designees of Progress. Pursuant to these actions, effective upon the Appointment Time, which occurred on January 30, 2006, Mark Cresswell, Loretta Cross, George H. Ellis and William W. Wilson III ceased to be members of the Company's Board of Directors, and Roger J. Heinen, Jr., Michael L. Mark, Richard D. Reidy and Norman R. Robertson became members of the Company's Board of Directors.

        In addition, on December 19, 2005, in connection with the execution of the Merger Agreement and contingent and effective upon the effectiveness of the Merger, Richard Holcomb and David F. Cary resigned as members of the Board of Directors."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEON Systems, Inc.
Dated: January 30, 2006
	By:	/s/ BRIAN D. HELMAN Brian D. Helman, Chief Financial Officer

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SIGNATURE